Capital Injection into Good Morning Shinhan Securities

Following approval at the BOD meeting, held on December 18, 2006, Shinhan Financial Group (“SFG”) decided to invest a maximum of KRW 500billion in Good Morning Shinhan Securities (“GMSH”), our 100% owned securities brokerage company, and the amount confirmed for the first round of capital injection is KRW 300billion. SFG will purchase 60,000,000 shares of GMSH at an aggregate price of KRW 300billion. Capital injection is expected to take place in January 2007.